Mail Stop 4561

June 2, 2008

David A. Gestetner
President, Chief Executive Officer,
Secretary, and Chairman
eRoomSystem Technologies, Inc.
1072 Madison Avenue
Lakewood, NJ 08701

>   **Re: eRoomSystem Technologies, Inc.**
>   **Form 10-KSB for Fiscal Year Ended December 31, 2007**
>   **Filed March 13, 2008**
>   **File No. 000-31037**

Dear Mr. Gestetner:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Mark Kronforst
Accounting Branch Chief